Exhibit 99(a)(13)

EFiled: Jan 10 2005 10:49AM EST
Filing ID 4912013

IN THE COURT OF CHANCERY IN THE STATE OF DELAWARE

IN AND FOR NEW CASTLE COUNTY

Royi Shemesh, David Jasinover, and	:
James Anderson, individually and on	:
behalf of all others similarly situated,	:
:
Plaintiff,	:
:
v.	:
	:	Case No.
Fox Entertainment Group Inc., News	:
Corporation, Keith Rupert Murdoch, Peter	:
Chernin, Christos Cotsakos, Arthur	:
Michael Siskind, Lachlan Keith Murdoch,	:
David Francis Devoe, and Peter J. Powers.	:
:
Defendants.	:

SHAREHOLDERS’ CLASS ACTION COMPLAINT

Plaintiffs allege upon personal knowledge with respect to paragraph 1, and upon information and belief as to all other allegations herein, as follows:

THE PARTIES

1. Plaintiffs have been the owner of shares of the common stock of Fox Entertainment Group Inc. (“Fox” or the “Company”) since prior to the transaction herein complained of and continuously to date.

2. Defendant Fox is a corporation duly organized and existing under the laws of the State of Delaware.

3. Defendant News Corporation (“News Corp.”) is a Delaware corporation. News Corp. owns approximately 82% of the Company’s outstanding common stock.

4. Defendant Keith Rupert Murdoch is a director of the Company, and is also a director of News Corp.

5. Defendant Peter Chernin is Chairman of the Board of Directors of the Company, and is also a director of News Corp.

6. Defendant Christos Cotsakos is a director of the Company.

7. Defendant Arthur Michael Siskind is a director of the Company, and is also a director of News Corp.

8. Defendant Lachlan Keith Murdoch is a director of the Company, and is also a director of News Corp.

9. Defendant David Francis Devoe is a director of the Company, and is also a director of News Corp.

10. Defendant Peter J. Powers is a director of the Company.

11. The individual defendants named above in paragraphs 4 - 10 (the “Individual Defendants”), as officers and/or directors of Company owe the highest fiduciary duties of good faith, loyalty, fair dealing, due care, and candor to plaintiffs and the other members of the Class (as described below).

12. The individual defendants are in a fiduciary relationship with plaintiffs and the other public stockholders of Fox and owe them the highest obligations of good faith and fair dealing.

13. Defendant News Corp., through its approximately 82% ownership of Fox and having persons affiliated with it comprise a majority of Fox’s board, controls Fox. As such, defendant News Corp. is in a fiduciary relationship with plaintiffs and the other public stockholders of Fox and owes them the highest obligations of good faith and fair dealing.

CLASS ACTION ALLEGATIONS

14. Plaintiffs bring this action on plaintiffs’ own behalf and as a class action, pursuant to Rule 23 of the Rules of the Court of Chancery, on behalf of all Fox stockholders

(except defendants herein and any person, firm, trust, corporation or other entity related to or affiliated with any of the defendants) and their successors in interest, who are or will be threatened with injury arising from defendants’ actions as more fully described herein.

15. This action is properly maintainable as a class action.

16. The class of stockholders for whose benefit this action is brought is so numerous that joinder of all Class members is impracticable. There are approximately 175 million shares of Fox common stock beneficially held by thousands of shareholders other than News Corp., who are geographically dispersed throughout the United States.

17. There are questions of law and fact which are common to the Class including, inter alia, the following:

(a) whether defendants have breached their fiduciary and other common law duties owed to them to plaintiffs and the members of the Class; and

(b) whether plaintiffs and the other members of the Class will be damaged irreparably by the wrongs complained of.

18. Plaintiffs are committed to prosecuting this action and have retained competent counsel experienced in litigation of this nature. The claims of plaintiffs are typical of the claims of the other members of the Class and plaintiff has the same interests as the other members of the Class. Accordingly, plaintiffs will fairly and adequately represent the Class.

19. The prosecution of separate actions by individual members of the Class would creates a risk of inconsistent or varying adjudications with respect to individual members of the Class and establish incompatible standards of conduct for the party opposing the Class.

20. Defendants have acted and are about to act on grounds generally applicable to the Class, thereby making appropriate final injunctive relief with respect to the Class as a whole.

SUBSTANTIVE ALLEGATIONS

21. On January 10, 2005, News Corp. issued a press release announcing that it had offered to buy full ownership of Fox for $5.86 billion to solidify [controlling shareholder Rupert Murdoch’s] control over his largest U.S. asset.” The announcement stated further that News Corp. already owned 82 percent of Fox’s outstanding shares.

22. The defendants have breached their duty of loyalty to Fox stockholders by using their control of Fox to force plaintiff and the Class to exchange their equity interest in Fox, and deprive Fox’s public shareholders of the fair proportionate value to which they are entitled. The individual defendants have also breached their duties of loyalty and due care by not taking adequate measures to ensure that the interests of Fox’s public shareholders are properly protected from overreaching. News Corp. has breached its fiduciary duties, which arise from its effective control of Fox, by using such effective control for its own benefit.

23. The terms of the transaction are unfair to the Class, and the unfairness is compounded by the disparity between the knowledge and information possessed by defendants by virtue of their positions of control of Fox and that possessed by Fox’s public shareholders.

24. Plaintiffs have no adequate remedy at law.

WHEREFORE, plaintiffs demand judgment as follows:

A. declaring this to be a proper class action;

B. enjoining, preliminarily and permanently, the transaction complained of;

C. to the extent, if any, that the transaction complained of is consummated prior to the entry of this Court’s final judgment, rescinding the same or awarding rescissory damages to the Class;

D. directing that defendants account for plaintiffs and the Class for all damages caused to them and account for all profits and any special benefits obtained by defendants as a result of their unlawful conduct;

E. awarding the plaintiffs the costs and disbursements of this action, including a reasonable allowance for the fees and expenses of plaintiffs’ attorneys and experts; and

F. granting such other and further relief as the Court deems appropriate.

ROSENTHAL, MONHAIT, GROSS & GODDESS, P.A.

By:	/s/ NORMAN M. MONHAIT
(DSBA # 1040) Suite 1401, Citizens Bank Center P.O. Box 1070 Wilmington, DE 19899-1070 (302) 656-4433 Attorneys for Plaintiff

OF COUNSEL:

KIRBY MCINERNEY & SQUIRE LLP

830 Third Avenue, 10th Floor

New York, NY 10022

(212) 371-6600

ENTWISTLE & CAPPUCCI, LLP

299 Park Avenue

New York, NY 10171

(212) 894-7200

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